UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ENTREPRENEUR UNIVERSE BRIGHT GROUP

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

29385N103

(CUSIP Number)

Charles Law

Law and Law

2483 Old Middlefield Way, Suite 206

Mountain View, CA 94043

650-965-5502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 29385N103	13D	Page 1 of 4 pages

1	Names of Reporting Persons TETHYS FOUNTAIN LIMITED
2	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,030,916,276
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,030,916,276
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,916,276
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 60.6%
14	Type of Reporting Person HC

CUSIP No. 29385N103	13D	Page 2 of 4 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Entrepreneur Universe Bright Group, a Nevada corporation (the “Issuer”), whose principal executive office is located at No. 170, Weiyang Road, Suite 907, Saigao City Plaza Building 2, Xi’an, China.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Tethys Fountain Limited.

Tethys Fountain Limited is organized under the laws of the British Virgin Island. The sole shareholder of Tethys Fountain Limited is Mr. Guolin Tao, who is a citizen of the People’s Republic of China. The principal business address of the Reporting Persons is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Island.

Tethys Fountain Limited is principally engaged in the business of managing its investments in the securities of the Issuer.

During the last five years, the Reporting Person neither (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 15, 2019, Tethys Fountain Limited acquired 1,030,916,276 shares of Common Stock of the Issuer from MXD, Inc. The funds for the purchase of the Shares came from the private investment funds managed and owned by Mr. Tao, over which the Reporting Person, through its roles described above in Item 2(c), exercise investment discretion.No borrowed funds were used to purchase the Shares, other than borrowed funds made by Mr. Tao to the Reporting Person.

CUSIP No. 29385N103	13D	Page 3 of 4 pages

Item 4.	Purpose of Transaction.

General

The Reporting Person hold the securities described in this Schedule 13D for investment purposes and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Mr. Tao may be deemed to be the beneficial owner of 1,030,916,276 Shares, constituting 60.6% of the Shares, based upon 1,701,181,423* Shares outstanding.

Tao has the sole power to vote or direct the vote of 1,030,916,276 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 1,030,916,276 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

The Reporting Person did not engage in any transaction in the Shares during the past sixty days.

*This outstanding Shares figure reflects the number of outstanding Shares as reported in the Form 424B4 filed by the Issuer on September 1, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

None

CUSIP No. 29385N103	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2021

Tethys Fountain Limited
By: Guolin Tao

By:	/s/ Guolin Tao
Name:	Guolin Tao
Title:	CEO

*	This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).